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                          March 21, 2024

       Frank S. Renda
       Chief Executive Officer
       Southland Holdings, Inc.
       1100 Kubota Drive
       Grapevine, TX 76051

                                                        Re: Southland Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 15,
2024
                                                            File No. 333-278008

       Dear Frank S. Renda:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Pearlyne
Paulemon at 202-551-8714 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              William R. Rohrlich, II